Management's Discussion and Analysis of Financial Condition and
Results of Operations as at May 8, 2006

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relations arrangements or contracts or engaged in any form of investor relations activities during the period.

Documents on Display

The Company files reports and other information on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and with the Securities and Exchange Commission (SEC) in the United States. The public may obtain information on the operations of SEDAR and the SEC’s public reference facilities by visiting their websites at http://www.sedar.com and http://www.sec.gov, respectively.

Forward-Looking Statements

Statements in this financial report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

Exchange Rates

In this financial report, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.

Restatement of Fiscal 2003, 2002 and 2001 Financial Statements

In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company has changed from the temporal method of accounting for foreign exchange translation to the current rate method as of December 31, 2003. Accordingly, the Company has retroactively restated its financial statements for the years ending December 31, 2002 and 2001. Please see Note 3 to the Company's audited financial statements for the year ending December 31, 2003 for more information.

Overall Performance

The Company’s consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "Cumulative translation adjustment".

Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

The Company's principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company's merchant banking activities and realized investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

On August 20, 2004, the Company announced a special dividend (the "Dividend") to be distributed to its shareholders consisting of 0.42 common shares of North Group Limited (TSX Venture Exchange: NOR) ("North Group") for each common share of the Company held by shareholders. The Company distributed approximately 2,492,075 common shares of North Group pursuant to the Dividend. Shareholders with addresses in the United States, the shares of North Group which they would otherwise be entitled to were sold on their behalf and the proceeds of the sale have been distributed to them.

During March 2005, the Company settled its litigation with Cybersurf Corp. by contributing $601,760, which was recorded as a loss on settlement in the financial statements for the year ending December 31, 2004 in exchange for a full release of claims and withdrawal of the complaint by Cybersurf. The Company entered into the settlement with Cybersurf due largely to the fact that Cybersurf’s ability to pay costs to the defendants, if successful, was highly questionable. The Company did not admit to any liability or wrongdoing. Please see Note 12 of the financial statements for further information.

Selected Quarter Information

The following selected financial data for the past nine business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
		(in thousands, other than per share amounts)
Revenues	$9	$6	$4	$2	$40	$(12)	$(16)	$81	$8

Net income (loss)	29	(95)	36	(81)	(160)	(972)	(594)	(178)	(85)
Net income (loss) per share
Basic	0.005	(0.01)	0.006	(0.01)	(0.03)	(0.17)	(0.10)	(0.03)	(0.01)
Fully diluted	0.005	(0.01)	0.006	(0.01)	(0.03)	(0.17)	(0.10)	(0.03)	(0.01)
Total assets	132	149	174	180	227	797	929	1,783	1,964
Net assets	(332)	(361)	(265)	(287)	(207)	(49)	876	1,703	1,931
Debt		510	439	467	434	847	54	80	32
Shareholders' equity (deficit)	(332)	(361)	(265)	(287)	(207)	(49)	876	1,703	1,931
Capital stock	3,456	3,456	3,456	3,456	3,456	3,456	3,456	3,456	3,456
Dividends	-	-	-	-	-	-	(269)	-	-
Weighted average common stock outstanding, fully diluted share	5,934	5,934	5,934	5,934	5,934	5,934	5,934	5,934	5,934
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 During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.

Liquidity and Capital Resources

At March 31, 2006, the Company's readily available cash totaled $2,243, while additional sources of liquidity included $108,358 in marketable securities and $21,028 of loans, prepaids and other receivables. The Company held cash and marketable securities of $14,392 and $112,234, respectively as of December 31, 2005. The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period. The market value of marketable securities as of March 31, 2006 was $118,241. Total current assets as of March 31, 2006 were $131,629 compared to $148,295 as of December 31, 2005.

During the three-month period ending March 31, 2006, operations used cash of $48,772 predominately as a result of items not affecting cash and a decrease in accounts payables. Cash flow from investing activities generated cash of $13,272 from proceeds on from the sale of long-term investments. As of March 31, 2006, the Company reported long-term investments of $302, which had a market value of 84,067.

As of March 31, 2006 the Company’s accounts payable and accrued liabilities declined to $121,607 compared to $166,794 as of December 31, 2005. During fiscal 2005, the Company borrowed $343,053 from a director of the Company, on which the Company reported interest expense of $5,123 during the reported period (see Note 6 to the Company's consolidated financial statements).

Total assets of the Company as at March 31, 2006 declined to $131,931 compared to $148,632 at December 31, 2005.

Operating Results

For the three-month period ending March 31, 2006, the Company reported revenues, which were generated from royalties and interest income of $8,625 compared to revenue of $40,349 for the corresponding comparative period. Revenues fell during the reported period due to lower revenue from securities trading. Expenses declined to $12,896 compared to expenses of $198,406 for the corresponding comparative period due largely to a decline in general and administrative expenses. General and administrative costs included among other expenses, professional fees of $3,657 and regulatory, transfer agent and shareholder communication costs of $3,740.

The Company reported a write-down of marketable securities of $3,876 and a gain on settlement of debt of $23,633 during the reported period.

The Company reported net income for the period of $28,723 compared to a loss of $159,542 for the corresponding comparative period. Basic and diluted earnings (loss) per common share was $0.005 and $(0.03) for the three-month periods ended March 31, 2006 and 2005, respectively. As of the quarter ending March 31, 2006, the Company had 8,183,733 shares issued and outstanding of which 2,250,219 are held in treasury for cancellation. The weighted average common stock outstanding, fully diluted, as of March 31, 2006 was 5,933,514.

Disclosure of Outstanding Share Data

The Company has 8,183,733 shares issued and outstanding as of May 8, 2006.

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